UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number: 1-9047
A. Full title of the Plan:
The Rockland Trust Company Employee Savings,
Profit Sharing, and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant
to the Plan and the
address of its principal office:
Independent Bank Corp.
288 Union Street
Rockland, Massachusetts 02370
As filed on June 29, 2009

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3

Notes to Financial Statements	4 — 12

Supplemental Information

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13 — 14

Signatures	15

Consent	16
Ex-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The 401(k) Committee
Rockland Trust Company
Employee Savings, Profit Sharing and Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan, (the Plan), (formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Caturano and Company, P.C.
CATURANO AND COMPANY, P.C.
June 29, 2009
Boston, Massachusetts

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (Note 4):
Collective investment trusts
DWS Stable Value Fund	$5,235,611	$3,844,417
DWS Stock Index Fund	3,494,530	5,724,225
Common stock	5,854,967	6,587,981
Mutual funds	16,724,936	22,733,826
Personal access fund	212,280	356,335
Participant loans	1,483,291	1,261,049

Net assets available for benefits, at fair value	33,005,615	40,507,833

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	422,648	69,472

Net assets available for benefits	$33,428,263	$40,577,305

The accompanying notes are an integral part of these financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 4)	$(11,580,072)
Interest and dividends	1,440,098

(10,139,974)

Contributions:
Participant	3,247,634
Employer	2,528,412

5,776,046

Net reductions	(4,363,928)

Deductions from net assets attributed to:
Benefits paid to participants	2,785,114

Total deductions	2,785,114

Net decrease	(7,149,042)

Net assets available for benefits:
Beginning of year	40,577,305

End of year	$33,428,263

The accompanying notes are an integral part of these financial statements.

(1)	Description of the Plan

The following description of the Rockland Trust Company (Company) Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all eligible employees of the Company. Full-time and part-time employees are eligible to participate in the plan, regardless of age. In order to be eligible to receive the Company contributions employees must have completed one year of service, which is defined as 1,000 hours of service in the first twelve consecutive months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Under the provisions of the Plan, subject to IRS limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre-tax basis and up to an additional 10% of their compensation on an after-tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.

The Plan provides for automatic enrollment. All employees will be deemed to have made an election to defer 6% of his or her compensation commencing with the first payroll following thirty days of employment. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.

Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds, two collective investment trusts, and a personal access fund, which is an investment option that enables participants to set up their own brokerage account through State Street Brokerage, with all related brokerage fees incurred by the participant. Also, as of July 1, 2005, the Plan offered the common stock of Independent Bank Corp., the Parent Company of Rockland Trust Company, as an investment option for the participants.

For the year ended December 31, 2008, the IRS contribution limit was $15,500 with a $5,000 catch-up provision for participants age 50 or above.

Under the Plan, the Company will contribute the following:
1)	Matching contributions equal to 25% of the amount of the salary (less any catch up contributions) the employee elected to defer, up to the first 6% of the employee’s eligible compensation. Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)	Qualified non-elective contributions for each participant, up to the Social Security qualified Plan limits, equal to a uniform percentage of compensation, which was determined by the Company to be 5% of eligible compensation for 2008 and 2007.

3)	Supplemental non-elective contributions equal to 5% of the amount by which an employee’s eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2008 the Social Security wage base is $102,500. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code.
4)	Discretionary contributions for employees that are actively employed on the last day of the Plan year, however, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant’s compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2008 and 2007.
(c)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Loans to Participants

Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants’ vested account balance, whichever is less. No more than four (4) loans per participant may be outstanding. The loans are secured by the vested balance in the participant’s account and bear interest at rates that range from 3.25% to 8.25%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five (5) years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.

(e)	Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. The Company’s contribution portion of their accounts plus actual earnings thereon, which are received after meeting certain eligibility requirements are also immediately vested.

(f)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee’s assumed life expectancy. However, if the employee’s vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the Internal Revenue Service if timely notice is not received from the employee).

At the discretion of the plan administrator, in the event of extreme financial hardship as defined in applicable U.S. treasury regulations, a participant may withdraw some or all of their vested balances subject to applicable penalties.

Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. Stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. Stock will be in the form of cash, Independent Bank Corp. stock, or both. Participants (or beneficiaries) may demand distribution in the form of Independent Bank Corp. stock for benefits attributable to the Company Stock Account.

(g)	Dividend Reinvestment and Voting Rights

Dividends paid on investments in Independent Bank Corp. stock within the Plan will be paid to the Plan and may be distributed in cash not later than 90 days after the close of the plan year in which paid, or may be reinvested in Company stock. Dividends reinvested may participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. stock.

Participants (or beneficiaries), as holders of Independent Bank Corp. stock, will direct the Trustee as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. stock held as part of the Plan assets.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the fully benefit-responsive collective trust is calculated based on the fair market value in the underlying assets of the Pyramid Stable Value fund based on information reported by the trustee using the audited financial statements of the collective investment trust which are as of and for the year ended December 31, 2008. The investments in the collective investment trust are valued at estimated fair value based on the value of the underlying investments. Participant loans are valued at their estimated fair value on the basis of future principal payments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex dividend date.

(d)	Benefits Paid

Benefits are recorded upon distribution.

(e)	Refundable Contributions

At December 31, 2008 and 2007, $0 and $63,511, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service were refunded by the Plan to participants after the end of the plan year.

(f)	Expenses

The Company pays all expenses of the Plan at the option of the Company.
(3)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 157, “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Valuation techniques

Collective Investment Trusts

These investments are composed of a non-benefit-responsive investment fund and a fully benefit-responsive investment contract. Investments in the non-benefit responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end and are classified as Level 2 investments. The fully benefit-responsive investment contract is valued based on the market values of the underlying securities based on information reported by the trustee using the audited financial statements of the collective investment trust which are as of and for the year ended December 31, 2008. A synthetic Guaranteed Investment Contract is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or fair value. The fair value of the wrapper contract is based on observable inputs and therefore this investment is classified as a Level 2 investment.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Mutual Funds
These investments are public investment vehicles using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
Participant Loans
Loans to participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.
Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and other investments. The underlying investments of the personal access funds are grouped with their similar investment types in the table below.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2008
Description
Cash and cash equivalents	$13,937	$13,937	$—	$—
Collective Investment Trusts	8,730,141	—	8,730,141	—
Common Stocks	5,895,222	5,895,222	—	—
Mutual Funds	16,881,194	16,881,194	—	—
Other	1,830	—	—	1,830
Participant Loans	1,483,291	—	—	1,483,291

	$33,005,615	$22,790,353	$8,730,141	$1,485,121

The table below presents changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008:

	Reconciliation for All Assets Measured at
	Fair Value on a Recurring Basis Using
	Signficant Unobservable Inputs (Level 3)
	Participant
	Loans	Other	Total

Balance at January 1, 2008	$1,261,049	$—	$1,261,049
Realized gains/(losses)	—	—	—
Unrealized gains/(losses)	—	—	—
Purchases, sales, issuances and settlements, net	222,242	1,830	224,072
Transfers into level 3	—	—	—

Balance at December 31, 2008	$1,483,291	$1,830	$1,485,121

(4)	Investments

The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2008 and 2007:

	Fair value
Description of investment	2008	2007

Independent Bank Corp. Stock	$5,854,967	$6,587,981
DWS Stable Value Fund (contract value — $5,658,259 and $3,913,889, respectively)	5,235,611	3,844,417
DWS Stock Index Fund	3,494,530	5,724,225
DWS Balanced Fund	2,893,233	4,267,240
DWS Large Company Growth Fund	2,117,049	2,939,383
Janus Balanced Fund	2,068,702	1,436,051
Neuberger Berman Genesis Trust	1,719,940	2,363,289
Janus Research Fund	1,711,505	2,905,294
Janus Twenty Fund	1,509,658	2,273,772
Templeton Foreign — A	1,424,569	2,393,856

During 2008, the Plan’s investments depreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $11,580,072 as follows:

Investments at Fair Value as Determined by Quoted Market Price:
Personal access fund	$(63,745)
Common stock	(160,173)
Mutual funds	(9,281,241)

Total depreciation, net	$(9,505,159)

Investments at Estimated Fair Value:
Collective investment trusts
- DWS Stock Index fund	$(2,074,913)

Net change in fair value	$(11,580,072)

(5)	Investment Contracts which include Insurance and Investment Contracts

The Plan offers DWS Stable Value Trust which fully invests its funds into Pyramid Stable Value Fund. Pyramid Stable Value Fund invests in many securities including guaranteed investment contracts (GICs), GIC alternatives such as Separate Account GICs or synthetic GICs. Pyramid Stable Value Fund may also invest in a portfolio of marketable fixed income securities and other financial instruments (collectively called Portfolio Securities), for which Deutsche Bank Trust Company Americas (Deutsche Bank), the trustee, may enter into one or more agreements (Liquidity Agreements) in the name of the Pyramid Stable Value Fund, in order to provide book value liquidity for Portfolio Securities sold from the Pyramid Stable Value Fund to make plan participant-directed withdrawals. Liquidity agreements may be issued by banks (other than Deutsche Bank or any of its affiliates), insurance companies or other financial institutions domestic or foreign. The combination of one or more Portfolio Securities and a Liquidity Agreement is considered a GIC Alternative or Synthetic GIC. In a synthetic GIC structure, the underlying investments are owned by the Pyramid Stable Value Fund. The GICs included in the Stable Value Fund represent fully benefit-responsive investment contracts with Deutsche Bank.

The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the underlying fund’s “wrapper” contracts. To the extent that the underlying fund has unrealized and realized losses (that are accounted for, under contract value accounting, through a positive value of the wrapper contract), the interest crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generated realized and unrealized gains (reflected in a negative wrapper value adjustment under contract value accounting), an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than then-current market rates.

The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, there are certain employer-initiated events that could limit the ability of Pyramid Stable Value Fund to transact at contract value. Examples of these employer-initiated events include:
1.	Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended.

2.	Full or partial termination of the Plan.

3.	Involuntary termination of employment as a result of a corporate merger, divestiture spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy.

4.	Changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuer.

5.	Dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option.

6.	Events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

7.	Certain Plan level withdrawals or plan Participant-Directed Withdrawals that are deemed not normal, as defined in the Pyramid Stable Value Portfolio Fund description.
The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Issuers cannot terminate the wrapper contracts unless there is a breach of the contract on the manager’s part. Actions that would lead to such a breach (after the relevant cure period), include, but would not be limited to, material misrepresentation, failure to pay wrapper fees, or failure to adhere to investment guidelines.

The relationship between future interest crediting rates and the adjustment to contract value reported on the statement of net assets is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the market and book of each contract by the duration of the bond portfolio covered by the contract. The crediting interest rate is reset on a quarterly basis. The minimum crediting rate under the terms of the contract is 0%.

Key factors that could influence future average interest crediting rates include, but are not limited to, cash flows experienced by the Fund, changes in level of interest rates, total return performance of the underlying bond strategies within each synthetic GIC contract, defaults of credit failures in the underlying bond portfolios, or the immunization of one or more synthetic GIC contract.

The average yield and crediting interest rates were 6.95% and 4.14%, respectively, for the year ended December 31, 2008. The average yield and crediting interest rates were 5.25% and 4.99%, respectively, for the year ended December 31, 2007.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants’ accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(7)	Related-Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company qualify as related party transactions. Certain collective investment trusts and mutual funds managed by DWS Scudder, a Plan trustee as defined by the Plan, qualify as party-in-interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2006 that the amended and restated Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(9)	Risk and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total assets per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$33,428,263	$40,577,305
Less: Deemed Distributed Loans	45,070	30,029

Total assets per the Form 5500, Schedule H, Part 1 (line 1(f))	$33,383,193	$40,547,276

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2008
Benefits paid to participants per the financial statements	$2,785,114
Less: Payments on Deemed Distributed Loans including interest	(21,661)
Add: Deemed Distributed Loans from 2008	36,702

Benefits paid to participants per the Form 5500	$2,800,155

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2008

		(c)
		Description of Investment
						Par or
	(b)			Rate of		Maturity	(d)	(e)
(a)	Identity of Issuer, Borrower, or Similar Party	Type of Investment	Maturity Date	Interest	Collateral	Value	Cost	Current Value
*	DWS Stable Value Fund	Collective Investment Trusts	n/a	4.19%	n/a	n/a	n/a	$5,658,259
*	DWS Stock Index Fund	Collective Investment Trusts	n/a	n/a	n/a	n/a	n/a	3,494,530

								9,152,789

	Personal Access Fund
	SSGA Money Market Fund	Cash and Cash Equivalents	n/a	n/a	n/a	n/a	n/a	13,937
	* Independent Bank Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	13,149
	S & P 500 Depository Receipt	Common Stock	n/a	n/a	n/a	n/a	n/a	8,122
	General Electric Co.	Common Stock	n/a	n/a	n/a	n/a	n/a	5,890
	Bank New York Mellon Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	4,282
	Sovereign Bancorp Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	2,980
	Bank of America Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	1,570
	Citigroup Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	1,447
	United Health Group	Common Stock	n/a	n/a	n/a	n/a	n/a	1,333
	Nabors Industries LTD (Bermuda)	Common Stock	n/a	n/a	n/a	n/a	n/a	1,197
	Coldwater Creek Inc.	Common Stock	n/a	n/a	n/a	n/a	n/a	285
	FMI Large Cap Fund	Mutual Funds	n/a	n/a	n/a	n/a	n/a	23,013
	Baron Small Cap	Mutual Funds	n/a	n/a	n/a	n/a	n/a	19,562
	Federated Income Trust Institutional	Mutual Funds	n/a	n/a	n/a	n/a	n/a	17,482
	Third Avenue Value	Mutual Funds	n/a	n/a	n/a	n/a	n/a	17,270
	American Century Ginnie Mae	Mutual Funds	n/a	n/a	n/a	n/a	n/a	17,011
	American Century Government Bond	Mutual Funds	n/a	n/a	n/a	n/a	n/a	15,760
	Harbor Bond	Mutual Funds	n/a	n/a	n/a	n/a	n/a	15,096
	Fidelity Contrafund	Mutual Funds	n/a	n/a	n/a	n/a	n/a	9,121
	Baron Asset	Mutual Funds	n/a	n/a	n/a	n/a	n/a	6,160
	Columbia Acorn USA Class Z	Mutual Funds	n/a	n/a	n/a	n/a	n/a	4,165
	Dodge & Cox Balance	Mutual Funds	n/a	n/a	n/a	n/a	n/a	4,129
	Lord Abbett Mid Cap Value Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	3,937
	American AMCAP Class A	Mutual Funds	n/a	n/a	n/a	n/a	n/a	3,552
	Permian Basin RTY TR	Units	n/a	n/a	n/a	n/a	n/a	1,830

								212,280

*	Independent Bank Corp.	Common Stock	n/a	n/a	n/a	n/a	n/a	5,854,967
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2008

		(c)
		Description of Investment
						Par or
	(b)			Rate of		Maturity	(d)	(e)
(a)	Identity of Issuer, Borrower, or Similar Party	Type of Investment	Maturity Date	Interest	Collateral	Value	Cost	Current value
*	DWS Balanced Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	$2,893,233
*	DWS Large Company Growth Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,117,049
	Janus Balanced Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,068,702
	Neuberger Berman Genesis Trust Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	1,719,940
	Janus Research Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	1,711,505
	Janus Twenty Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	1,509,658
	Templeton Foreign Fund — A	Mutual Fund	n/a	n/a	n/a	n/a	n/a	1,424,569
*	DWS Core Plus Income Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	1,335,606
*	DWS Large Cap Value Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	937,823
*	DWS Dreman High Return Equity Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	589,803
	Neuberger Berman International — Trust Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	254,004
*	DWS Inflation Protected Plus Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	54,807
*	DWS Short Duration Plus Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	36,984
*	DWS Emerging Markets Equity Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	18,654
*	DWS Dreman Mid Cap Value Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	17,868
	Credit Suisse Commodity Return Strategy Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	9,764
*	DWS RREEF Global Real Estate Securities Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	9,013
	T. Rowe Price International Bond	Mutual Fund	n/a	n/a	n/a	n/a	n/a	8,515
	Hartford Floating Rate	Mutual Fund	n/a	n/a	n/a	n/a	n/a	5,007
	MFS High Yield Opportunities Fund	Mutual Fund	n/a	n/a	n/a	n/a	n/a	2,432

								16,724,936

*	Loans to participants	Participant Loans	various	3.25 - 8.25%	n/a	n/a	—	1,483,291

	Total investments held at December 31, 2008							$33,428,263

*	Represents a party-in-interest to the Plan.
See accompanying independent registered public accountants’ report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (Name of Plan)
Date: June 29, 2009	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.